

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Kanat Mynzhanov
Chief Executive Officer and Director
Oxus Acquisition Corp.
7F
77/2 Al-Farabi Avenue
Almaty
050040
Kazakhstan

> **Re: Oxus Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001852973**

Dear Mr. Mynzhanov:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed April 2, 2021

Prospectus Summary
Potential Conflicts, page 9

1. We note your disclosure on page 120 that pursuant to a Business Combination Marketing Agreement, you will pay EarlyBirdCapital and Sova Capital a cash fee for assistance in connection with your initial business combination. Please revise your disclosure in your Prospectus Summary to include the fee and potential conflicts of interest relating to the arrangement.

Dilution, page 54

2.   We note from page F-13 that you will pay Early BirdCapital and Sova Capital a cash fee of $9 million (or $10.35 million if the underwriters' over-allotment is exercised in full) upon the consummation of a Business Combination. Please tell us why you have not included these deferred fees in (1) the adjusted column of summary financial data on page 26, (2) your calculation of pro forma net tangible book value per share on page 55 and (3) the as adjusted column of your capitalization on page 56. We also note that you do not disclose that these deferred fees will be paid from the amounts held in the trust account upon completion of the initial business combination in the footnotes to the table of your use of proceeds. Please advise or revise your disclosures accordingly.

Management, page 81

3.   Please revise your disclosure to more specifically describe the business experience of Kenges Rakishev and Askar Mametov during the past five years. Refer to Item 401(e) of Regulation S-K.

    You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation

cc: Jason Simon